Exhibit 99.5

December 18, 2008

RimAsia Capital Partners, L.P.

1808 Hutchison House

10 Harcourt Road,

Admiralty

Hong Kong

Attn: Eric Wei

Dear Eric:

This will confirm our understanding with regard to (i) the amendment of that certain outstanding warrant (the “September 2008 Warrants”) held by RimAsia Capital Partners, L.P. (“RimAsia”) to purchase up to 1,000,000 shares of the common stock, $.001 par value (the “Common Stock) of NeoStem, Inc. (“NeoStem”) which was issued to RimAsia in September 2008; (ii) the proposed issuance to RimAsia in a capital raise in early 2009 of warrants (included as part of units) to purchase up to 4,000,000 shares of Common Stock (the “2009 Capital Raise Warrants”); and (iii) the proposed issuance to RimAsia pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) entered into as of November 2, 2008, by and among NeoStem, CBH Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of NeoStem (“Subco”), China Biopharmaceuticals Holdings, Inc., a Delaware corporation (“CBH”) and China Biopharmaceutical Corp., a British Virgin Islands corporation (“CBC”), of Class B Warrants (the “Class B Warrants”) of NeoStem to purchase up to 2,400,000 shares of Common Stock and 6,977,512 shares of NeoStem’s Series C Convertible Preferred Stock (the “Preferred Stock”).

The parties desire that the September 2008 Warrants, the 2009 Capital Raise Warrants, the Class B Warrants (collectively, the “Warrants”) and the Preferred Stock all contain a “blocker,” such that exercise of the Warrants and/or conversion of the Preferred Stock will be blocked at any time that such exercise or conversion would increase RimAsia’s beneficial ownership of the Company’s common stock above 19.9% (with certain exceptions described below). Accordingly, RimAsia agrees that the (i) September 2008 Warrants are hereby amended to give effect to the paragraph set forth below, and (ii) the 2009 Capital Raise Warrants, Class B Warrants and Preferred Stock shall give effect to the paragraph set forth below when and to the extent that they are issued.

“Notwithstanding anything herein to the contrary, in no event shall the Holder be entitled to [exercise any portion of this Warrant/convert any portion of the Preferred Stock] in excess of that portion of this [Warrant/Preferred Stock] upon [exercise/conversion] of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its Affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the [Warrant/Preferred Stock] or the unexercised or unconverted portion of any other security of the Holder subject to a limitation on exercise or conversion analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this [Warrant/Preferred Stock] with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its Affiliates of any amount greater than 19.9% of the then outstanding shares of Common Stock (whether or not, at the time of such exercise, the Holder and its Affiliates beneficially own more than 19.9% of the then outstanding shares of Common Stock). As used herein, the term “Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. For purposes of the second preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such sentence. The preceding limitations set forth herein shall not apply upon a merger, consolidation or sale of all or substantially all of the assets of the Company if the shareholders of the Company prior to such transaction do not own more than 50% of the entity succeeding to the business of the Company after such transaction, and does not apply following any exercise of any mandatory conversion or redemption rights by the Company and shall remain in place until such time as approval of NeoStem’s shareholders shall be obtained to remove such limitation and such request shall be made of the shareholders by a proposal to be contained in the Company’s proxy statement/Form S-4 to be filed in connection with the approval of the Merger Agreement.”

Very truly yours,

/s/ Robin L. Smith
Robin L. Smith, CEO, NeoStem, Inc.

Accepted and Agreed:

RIMASIA CAPITAL PARNERS, L.P.

By:	/s/ Eric H.C. Wei